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                                   EXHIBIT 12
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                                 CVS CORPORATION
                COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
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Dollars in millions                          1996      1995       1994     1993       1992
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
FIXED CHARGES: (1)
Interest expense                           $ 30.6    $ 53.7     $ 31.6   $ 24.4     $ 23.6
Interest capitalized                          0.1       0.2        0.2      0.6        0.1
Interest portion of operating leases         58.7      56.9       51.4     47.5       38.4
Interest portion of capital leases            0.3       0.4        0.4      0.5        0.6
Amortization of debt expense                  0.1       0.1        0.1      0.1        0.1
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Total fixed charges                        $ 89.8    $111.3     $ 83.7   $ 73.1     $ 62.8
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ADJUSTED FIXED CHARGES:
Total fixed charges                        $ 89.8    $111.3     $ 83.7   $ 73.1     $ 62.8
Interest capitalized                         (0.1)     (0.2)      (0.2)    (0.6)      (0.1)
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Adjusted fixed charges                     $ 89.7    $111.1     $ 83.5   $ 72.5     $ 62.7
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EARNINGS (LOSS) (1)(2)(3)(4)(5):
Net earnings (loss) from continuing
  operations before income taxes           $403.4    $(44.9)    $153.0   $155.8     $111.4
Adjusted fixed charges                       89.7     111.1       83.5     72.5       62.7
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Adjusted earnings                          $493.1    $ 66.2     $236.5   $228.3     $174.1
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RATIO OF EARNINGS TO FIXED CHARGES           5.50      0.60       2.83     3.15       2.78
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(1)  The results of operations of the former footwear, apparel and toys and home-
     furnishing segments have been classified as discontinued operations in the
     Consolidated Statement of Operations for all periods presented
(2)  The Company formed an Employee Stock Ownership Plan effective January 1,
     1989. On June 23, 1989, the ESOP Trust borrowed $357.5 million from qualified lenders, the proceeds of which were used to purchase a new series of preference stock issued by the Company. The loan to the ESOP Trust has been guaranteed by the Company. Annualized dividends on preference stock totaled $ 21.8 million in 1996, $24.3 million in 1995, $24.9 million in
     1994, $25.3 million in 1993 and $25.8 million in 1992. These amounts are not reflected in the calculations above.
(3)  Net earnings (loss) from continuing operations before income taxes for
     1992 includes the effect of $59.4 million of restructuring charges.
(4)  Net earnings (loss) from continuing operations before income taxes for
     1995 includes the effect of $165.6 million of restructuring and asset impairment charges and $49.4 million of non-recurring operating charges.
(5)  Net earnings (loss) from continuing operations before income taxes for
     1996 includes the effect of $121.4 million gain on sale of securities.

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